

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2023

Jacob Smith
Chief Financial Officer
Black Mountain Acquisition Corp.
425 Houston Street, Suite 400
Fort Worth, TX 76102

> **Re: Black Mountain Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 14, 2023**
> **File No. 001-40907**

Dear Jacob Smith:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Andrew Schulte